HOLLAND & KNIGHT LLP 100 North Tampa Street, Suite 4100 P.O. Box 1288 (ZIP 33601-1288) Tampa, Florida 33602-3644 813-227-8500 813-229-0134 Fax www.hklaw.com	Atlanta Bethesda Boston Chicago Fort Lauderdale Jacksonville Lakeland Los Angeles Miami New York Northern Virginia Orlando Portland San Francisco Tallahassee Tampa Washington, D.C. West Palm Beach	International Offices: Beijing Caracas** Helsinki** Mexico City Tel Aviv** Tokyo **Representative Office

January 25, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mailstop 3720

Washington, D.C. 20549

Attention: Ms. Cheryl Grant

Re:	Switch and Data, Inc.

Registration Statement on Form S-1

(File No. 333-137607)

Gentlemen:

On behalf of our client, Switch and Data, Inc. (the “Company”), and in connection with the Company’s pending Registration Statement on Form S-1 (File No. 333-137607) under the Securities Act of 1933, as amended (the “Act”), referenced above that was initially filed on September 27, 2006 (the “Registration Statement”), amended on November 9, 2006 by Amendment No. 1 to the Registration Statement (“Amendment No. 1”), amended on December 20, 2006 (“Amendment No. 2”), and amended on January 16, 2007 (“Amendment No. 3”), we are filing by EDGAR transmission Amendment No. 4 to the Registration Statement (“Amendment No. 4”), together with certain exhibits not previously filed (the “Additional Exhibits”).

To expedite your review, we have enclosed with the by-hand copy of this letter five clean and marked copies of Amendment No. 4, together with the Additional Exhibits, with the marked copies showing changes from Amendment No. 3 filed on January 16, 2007.

Amendment No. 4 includes additions and changes made in response to our telephone conversations with the Staff on January 23 and 24, 2007, in which the Staff asked us (i) to confirm whether each of the underwriters set forth on the outside front cover page of the prospectus are appropriately listed on the cover pursuant to Item 501(b)(8) of Regulation S-K, and (ii) to delete the “As Adjusted” columns set forth in the sections of the prospectus titled “Prospectus Summary—Summary Consolidated Financial Information” on page 8 and “Summary Consolidated Financial Data” on page 36.

Securities and Exchange Commission

January 25, 2007

In response to the first comment set forth above, we respectfully inform the Staff on behalf of the Company that the Company believes that each of the underwriters on the outside front cover page of the prospectus are lead or managing underwriters as contemplated by Item 501(b)(8) of Regulation S-K.

In response to the second comment set forth above, we respectfully inform the Staff on behalf of the Company that the “As Adjusted” columns have been deleted from the sections of the prospectus titled “Prospectus Summary—Summary Consolidated Financial Information” on page 8 and “Summary Selected Consolidated Financial Data” on page 36.

In addition to the responses made in connection with our telephone conversations, the Company has made certain updating, conforming, correcting and stylistic changes. We

Securities and Exchange Commission

January 25, 2007

have also included a new risk factor relating to claims of entitlement to appraisal rights that have been raised by counsel for certain of the Company’s stockholders.

Please direct any questions or comments with respect to the foregoing to the undersigned at the address set forth at the top of this letter or at (813) 227-8500.

We will appreciate your acknowledging receipt of this letter and its enclosures by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed, stamped envelope.

Very truly yours,

HOLLAND & KNIGHT

/s/ Robert J. Grammig

Robert J. Grammig

DAD/ccm

Enclosures

cc:	Mr. George Pollock, Switch and Data, Inc.

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP

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